Cougar Biotechnology, Inc.
10990 Wilshire Blvd, Suite 1200
Los Angeles, CA 90024
(310) 943-8040

February 2, 2007

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. John Reynolds

Re:	Cougar Biotechnology, Inc. (the “Company”)
Pre-Effective Amendment No. 6 to
Registration Statement on Form SB-2
Filed January 24, 2007
File No. 333-133779

Dear Mr. Reynolds:

On behalf of the Company, the undersigned respectfully requests that the above-referenced Registration Statement be declared effective at 4:30 p.m., Washington, D.C. time, on February 2, 2007, or as soon thereafter as is practicable.

On behalf of the Company, the undersigned hereby acknowledges the following:

1. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

COUGAR BIOTECHNOLOGY, INC.

By: /s/ Alan H. Auerbach
Alan H. Auerbach
Chief Executive Officer and President

cc: Jay Williamson, Esq.